UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 30, 2019

We hereby inform as a Relevant Information Communication that today the Board of Directors of Graña y Montero S.A.A. has adopted, among others, the following resolutions:

1. Since a seat on the Board of Directors has become vacant due to the recent resignation of Mr. Carlos Montero Graña, the Board of Directors agreed by unanimous vote to appoint Mr. Esteban Vitón Ramirez as Director of the Company through the cooptation process.

Mr. Vitón is an economist engineer from the Universidad Nacional de Ingeniería MA by ESAN, MsM by Arthur D Little and AMP by Harvard University. Currently, he is Manager of Pacific Energy and has been Manager at Quimpac. He has also been a Director in several local companies such as Kallpa and Cerro del Águila and in other Latin American countries.

2. Approve modifications to the Code of Conduct of Graña y Montero and approve the creation of the Disclosure Committee and its Bylaws.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: May 30, 2019